FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
30 October 2006
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)
25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
FORM 6-K: TABLE OF CONTENTS

99.1	Cadbury Schweppes presents strategy and goals at Investor Seminar -- 30 October 2006

99.2	Cadbury Schweppes enters UK chewing gum market -- 30 October 2006

99.3	Cadbury Schweppes appoints Tamara Minick-Scokalo as President Global Commercial -- 30 October 2006

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

/s/ John Mills
(Registrant)

Signed:	John Mills Director of Group Secretariat

Dated: 30 October 2006

Exhibit 99.1
CADBURY SCHWEPPES PRESENTS STRATEGY AND GOALS AT INVESTOR SEMINAR
30 October, 2006
Cadbury Schweppes is holding an investor seminar in London today and New York tomorrow, to present:
•	Our strategy and goals for 2007 and beyond;

•	A new financial scorecard in which we commit to grow revenues, margins and return on invested capital over time, and to maintain an efficient balance sheet;

•	A step up in dividends for 2006 and a commitment to grow dividends more in line with earnings;

•	The launch of Trident gum, the world’s fastest growing brand, in the UK market in 2007 (see separate press release).
Chief Executive Todd Stitzer said:
“Over the past three years we have delivered the fastest growth in a decade and top quartile shareowner returns by transforming our portfolio, culture and capabilities. I’m confident our team will exploit and expand our competitively advantaged confectionery and beverage businesses from 2007 and beyond to increase shareowner returns.”
Key Achievements 2003-2006
Since 2003, we have re-positioned our product portfolio into faster growth confectionery and beverages areas and become the global leader in confectionery with a 9.9% market share. In beverages, we have driven our US carbonated soft drink share up by over 100 basis points. We have outperformed expectations of the Adams acquisition and successfully delivered Fuel for Growth, executing major cost reductions to fund increased investment behind growth. We have simplified our structure and increased centralised, co-ordinated decision-making. Cadbury Schweppes is now a stronger business: well positioned to drive growth and returns in the future.
Strategy for 2007 and beyond
The goals we are announcing today are focused on delivering superior shareowner returns. This includes funding further investment in revenue growth, increasing efficiency to underpin margin growth and continuing to optimise the Group’s balance sheet.
Confectionery Strategy
As the world’s largest confectionery company, Cadbury Schweppes is the only company to have a substantial market presence and leading brands across all three categories of chocolate, gum and candy. We now have the number one or two market share positions in many of the world’s largest confectionery markets. Our goal is to be the biggest and best global confectionery business. We will achieve this by exploiting and expanding our strong brands, geographic presence and superior category positions, delivering fewer, faster, bigger and better innovations, and by selective bolt-on acquisitions.

Beverages Strategy
In beverages, we have a regional concentration on North America and Australia, where we have a competitive advantage in both flavour carbonated soft drinks and in premium non-carbonated soft drinks. Our goal is to be the best regional beverage business. We will achieve this by further strengthening our route to market by integrating fully the recently acquired North American bottling businesses. In addition, we will continue to move our portfolio towards higher growth areas using our consumer insights and science & technology expertise to help us better exploit these opportunities.
Capabilities Strategy
To deliver our plans we will continue to invest in science & technology and commercial capabilities, using our new global centres of science & technology excellence to increase the rate and quality of our innovation. We will also further enhance our supply chain, IT and shared business services to improve efficiency and reduce costs. In supply chain, we will aim to improve flexibility, productivity, cost and working capital performance.
Financial Scorecard
Our new financial scorecard from 2007 is:
•	Revenue growth between 3% and 5% per annum.

•	Growth in operating margins over time through cost reduction and efficiency initiatives, while continuing to invest behind growth.
From 2007, ongoing restructuring charges of around 1% of revenue, will be included in underlying operating profits. Material charges, principally related to M&A activity, will continue to be excluded from underlying operating profits as will brand intangible amortisation, non-trading items and the volatility introduced from IAS 39 fair value accounting.
•	An increased return on invested capital (ROIC) over time through disciplined resource allocation. The Group will report on ROIC annually and will propose that ROIC becomes one of the measures in its long-term management incentive programmes.

•	A dividend policy whereby dividends are more in line with earnings. In 2006, the Board is likely to recommend a 10% increase in the Group’s final dividend to 9.9 pence, bringing the increase for 2006 as a whole to 8%.

•	Maintaining an efficient balance sheet.
- ENDS -
Seminar Presentations and Webcast
Presentations will be given by CEO Todd Stitzer, CFO Ken Hanna, and senior management of Cadbury Schweppes’ four regions.
The London seminar presentations will be webcast live on the Group’s website www.cadburyschweppes.com from approximately 8am (GMT) today. A dedicated seminar webpage is now available in the investor centre of the Group’s website. Copies of the presentation slides will be available on this webpage from 7.15am (GMT) today and transcripts of the key speeches will be available from 2pm (GMT) tomorrow.
Media Teleconference Call & Briefing
Teleconferences for media will take place at 7.20am (GMT) today, see details below. There will also be a media briefing at 1.30pm at the Renaissance Chancery Court Hotel, High Holborn, London, WC1V 7EN.

Dial-in numbers:	UK Toll Alternative Number	+ 44 207 365 1836 0800 032 4094

Replay Replay Access Number:	UK Toll	+44 207 806 1970 4916131#

Next Events

Forthcoming Group announcements/events are listed below:

12 December 2006 20 February 2007	Preliminary Trading Update Announcement of Preliminary Results

Ends
For further information Cadbury Schweppes plc	+44 20 7409 1313 http://www.cadburyschweppes.com

Capital Market Enquiries Sally Jones Mary Jackets Charles King	+44 20 7830 5011

Media Enquiries Andraea Dawson-Shepherd Katie Macdonald-Smith	+44 20 7830 5011

The Maitland Consultancy Philip Gawith	+ 44 20 7379 5151
Forward Looking Statements
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes to Editors:
1.  About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery business and has a strong regional beverages presence in North America and in Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 70,000 people.

Exhibit 99.2
30th October 2006
CADBURY SCHWEPPES ENTERS UK CHEWING GUM MARKET
Cadbury Schweppes, the world’s and UK’s largest confectioner, today announces it is to enter the UK chewing gum market in the first half of 2007 with the launch of Trident, the world’s fastest growing gum brand.
The launch underpins Cadbury’s confidence in the global success of Trident which grew by more than 20% last year and is the world’s second largest chewing gum brand. Cadbury Schweppes holds the second largest gum share in the world at 26% and has the number one position in 18 of the top 50 gum markets.
Cadbury Trebor Bassett managing director Simon Baldry commented: “We see massive potential in the UK for Trident. The UK is one of the top ten gum markets in the world but has seen little activity or innovation over the last few years. With our expertise and knowledge of the nation’s confectionery business, we are well positioned to introduce Trident here.’’
“While confectionery markets around the world are seeing strong performances from gum, this has not been repeated in the UK and we firmly believe our entry can only be good news for this category.”
Globally, chewing gum is the fastest-growing sector of the confectionery market, ahead of both chocolate and sweets. Across the world, the sector has grown by over 7% the last three years at constant currency — and is projected to be worth more than £10 billion in 2006.
The growth of gum worldwide is being fuelled by innovation which has broadened its product appeal and relevance to consumers, particularly adults. This includes the widening of the sugar-free range, gums which whiten or strengthen teeth and gums which help you concentrate or act as a snack-substitute between meals.
Cadbury Schweppes now holds the number one gum share in many European countries such as France, Spain, Denmark, the Netherlands, Greece and Switzerland driven by innovations, under the Trident, Hollywood and Stimorol brands.

In the Americas, Cadbury Schweppes is number one in Canada, Mexico, Brazil and Argentina. Trident is the number one whitening gum in the USA, Canada and Mexico.
The launch of gum in the UK is part of Cadbury Schweppes’ strategy to significantly grow its share of the world’s confectionery market by taking advantage of its combination of brand strengths, product range and strong routes to market. Since 2003, when CEO Todd Stitzer first set this strategy, Cadbury Schweppes’ share of the world’s confectionery market, worth £75 billion, has grown from 9% to 9.9%, placing it in a clear leadership position.
- ends -
Notes to Editors:
1.	Further information on the launch will be disclosed closer to the time of the launch itself. If you wish to check any fact, please call:
•	Cadbury Schweppes, 020 7830 5011 Andraea Dawson-Shepherd, Katie Macdonald-Smith, Tony Bilsborough

•	Maitland Consultancy, 020 7379 5151 Philip Gawith
2.	A teleconference for the media will take place at 7.20am today.
•	Dial-in numbers: UK Toll, 0207 365 1836, Alternative Number, 0800 032 4094

•	Replay: UK Toll, 0207 806 1970

•	Replay Access Number: 4916131#
3.	Trident was originally launched in the USA in 1964, rapidly becoming the number one sugarless gum there. Its name derives from ‘tri’ (from three key ingredients) and ‘dent’ (from dentists/teeth). In 1964, Trident became the first chewing gum into outer space when NASA chose it for its Gemini space missions. Today it still accompanies astronauts aboard the Space Shuttle.
4.	Confectionery sector and chewing gum category data sourced from Euromonitor.

Exhibit 99.3
30 October 2006
CADBURY SCHWEPPES APPOINTS TAMARA MINICK-SCOKALO AS
PRESIDENT GLOBAL COMMERCIAL
Cadbury Schweppes announces the appointment of Tamara Minick-Scokalo as President Global Commercial and member of the Chief Executive’s Committee.
Tamara has developed her impressive commercial skills at some of the leading businesses in the consumer goods world, including a 19-year career at Procter & Gamble.
Tamara is currently Senior Vice-President Europe for Elizabeth Arden Inc. and, as in her previous role as European General Manager for Gallo Wines, has lead responsibility for business strategy development, profit responsibility across multiple markets, together with consumer and customer focus.
Tamara will take up her new position on 2nd January 2007, reporting to Chief Executive Officer Todd Stitzer.
Commenting on the appointment Todd Stitzer said:
“We’re delighted to have Tamara on board. Her deep marketing expertise and broad international commercial experience will be invaluable as we move into the next phase of our global commercial agenda.”
Following the appointment of Tamara, Cadbury Schweppes’ Chief Executives Committee comprises:
Todd Stitzer — Chief Executive Officer
Ken Hanna — Chief Financial Officer
Bob Stack — Chief Human Resources Officer
Steve Driver — President Global Supply Chain
Hank Udow — Chief Legal Officer
David Macnair — Chief Science and Technology Officer
Tamara Minick-Scokalo — President Global Commercial
Matt Shattock — President Europe, Middle East and Africa
Jim Chambers — President Americas Confectionery
Gil Cassagne — President Americas Beverages
Rajiv Wahi — President Asia Pacific
Hester Blanks — Group Secretary
Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313 www.cadburyschweppes.com

Capital Market Enquiries Sally Jones Mary Jackets Charles King	+44 207 830 5124

Media Enquiries Andraea Dawson-Shepherd Katie Macdonald-Smith	+44 207 830 5011
Notes :
1.  About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 70,000 people.
2.  Tamara Minick-Scokalo career history
Tamara graduated as a chemical engineer from Lehigh University in Pennsylvania and began her career at Procter & Gamble where she worked in the US and Europe progressing through increasingly senior marketing roles including European Marketing Director for Pantene.
Tamara then joined Coca-Cola in Japan as Vice President for the coffee business group where she was responsible for delivering the annual Japanese volume and profit commitments for the coffee business.
Invited to re-join Procter & Gamble, Tamara was appointed Marketing Director for the North American tissue and towel business. This was followed by a return to Europe as Marketing Director for Western Europe for the tissue and towel business, responsible for developing the long term growth strategy for the European tissue and towel business unit.
Her recent career has taken her into general management, initially as European general manager for Gallo Wines and to her current role as senior vice president Europe for Elizabeth Arden Inc. Both roles have spanned business strategy development, profit responsibility across multiple markets, together with consumer and customer focus.